SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 2 June 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


All relevant boxes should be completed in block capital letters

1   Name of the Issuer               2   State whether the notification relates
                                         to:

    BANK OF IRELAND                      (i) a transaction notified in
                                         accordance with Market Abuse Rules;
                                         (ii) a disclosure made in accordance
                                         with section 53 (as extended by section
                                         64 of the Companies Act 1990) or
                                         entered into the issuer's register in
                                         accordance with section 59 of the
                                         Companies Act 1990; or
                                         (iii) both (i) and (ii).

                                         Notification relates to (iii) above and
                                         to the UK Disclosure Rule 3.1.4 R (1)
                                         (a)

3   Name of person discharging       4   State whether notification relates to a
    managerial responsibilities/         person connected with a person
    director                             discharging managerial responsibilities
                                         /director named in 3 and identify the
                                         connected person

    Roy Bailie                           N/A
    Richard Burrows
    David Dilger
    Paul Haran
    George Magan
    Caroline Marland
    Declan McCourt
    Tom Moran
    Terry Neill
    Denis O'Brien
    Mary Redmond

5   Indicate whether the             6   Description of shares (including class)
    notification is in respect of a      debentures or derivatives or financial
    holding of the person referred       instruments relating to shares
    to in 3 or 4 above or in respect
    of a non-beneficial interest

    Directors named in 3 above           Ordinary Stock of euro 0.64

7   Name of registered shareholder(s) and, if more 8   State the nature of the
    than one, number of shares held by each of         transaction
    them

    Roy Bailie                                         Purchase of Stock in lieu
                                                       of Part Directors' Fees
    Richard Burrows
    David Dilger
    Paul Haran
    George Magan
    Caroline Marland
    Declan McCourt
    Tom Moran
    Terry Neill
    Denis O'Brien
    Mary Redmond

 9   Number of shares, debentures or        10   Percentage of issued class
     financial instruments relating to           acquired (treasury shares of
     shares acquired                             that class should not be taken
                                                 into account when calculating
                                                 percentage)

     Roy Bailie 206                              Roy Bailie 0%
     Richard Burrows 779                         Richard Burrows 0%
     David Dilger 148                            David Dilger 0%
     Paul Haran 148                              Paul Haran 0%
     George Magan 148                            George Magan 0%
     Caroline Marland 148                        Caroline Marland 0%
     Declan McCourt 147                          Declan McCourt 0%
     Tom Moran 148                               Tom Moran 0%
     Terry Neill 147                             Terry Neill 0%
     Denis O'Brien 311                           Denis O'Brien 0%
     Mary Redmond 148                            Mary Redmond 0%

11   Number of shares, debentures or        12   Percentage of issued class
     financial instruments relating to           disposed (treasury shares of
     shares disposed                             that class should not be taken
                                                 into account when calculating
                                                 percentage)

     N/A                                         N/A

13   Price per share or value of            14   Date and place of transaction
     transaction

     Euro 14.13512                               1 June 2006, Dublin

15   Total holding following notification   16   Date issuer informed of
     and total percentage holding following      transaction
     notification (any treasury shares
     should not be taken into account when
     calculating percentage)

     Roy Bailie 4,473 0.0005%                    1 June 2006
     Richard Burrows 100,377 0.01%
     David Dilger 2,998 0.0003%
     Paul Haran 2,407 0.0002%
     George Magan 1,898 0.0002%
     Caroline Marland 2,179 0.0002%
     Declan McCourt 25,674 0.003%
     Tom Moran 2,194 0.0002%
     Terry Neill 94,300 0.01%
     Denis O'Brien 352,389 0.04%
     Mary Redmond 3,352 0.0003%


If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised

19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)

21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following
                                                 notification

23   Any additional information             24   Name of contact and telephone
                                                 number for queries

                                                 Peter Nugent + 353 1 6043402



Name and signature of duly designated officer of issuer responsible for making notification

Peter Nugent - Assistant Group Secretary
____________________________________________________
Date of notification 2 June 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 2 June 2006